www.resverlogix.com

RESVERLOGIX

Via Courier

06018974

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

November 30, 2006

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

RE: RESVERLOGIX CORP. FILE #35003

Dear Sir or Madame:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between November 15, 2006 through November 29, 2006.

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

for:

Kelly McNeill
Chief Financial Officer

PROCESSED
DEC 11 2006
THOMSON
FINANCIAL

SEC MAIL
RECEIVED
PROCESSING
DEC 01 2006
WASH. D.C.
186
SECTION

Enclosures

Dlw 12/6

www.resverlogix.com

35003

RESVERLOGIX

For Immediate Release TSX Exchange Symbol: **RVX**

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Resverlogix lead compound RVX-208 Increases ApoA-I By 150% in First 24 Hours

Latest results provide evidence of a transcriptional mode of action.

Accelerated clinical development path planned for acute cardiovascular disease treatment.

CALGARY, AB November 29, 2006 – Resverlogix Corp. ("Resverlogix") (TSX: RVX), is pleased to announce that its clinical candidate, RVX-208, can rapidly increase plasma levels of ApoA-I up to 150% relative to control animals in the first 24 hours. The significance of this study is that a fast and sustained increase of ApoA-I are believed to benefit patients suffering from acute cardiovascular complications, such as acute coronary syndrome (ACS) and post myocardial infarction (MI).

In previously announced studies, Resverlogix stated that RVX-208 substantially increased the plasma levels of ApoA-I up to 180% following 7 days treatment. Taken together, the data solidly demonstrates that in animal models RVX-208 rapidly increases the production of ApoA-I and that the large elevations of ApoA-I are sustained over time.

"We are pleased to observe a rapid onset of action for RVX-208, indicating that our compounds work through a transcriptional mechanism to up-regulate ApoA-I," stated Dr. Jan Johansson, MD, Ph.D., Senior Vice President of Clinical Development. "Furthermore, this observation lends support for an accelerated development path for RVX-208 including acute atherosclerotic diseases such as ASC, MI and stroke besides chronic cardiovascular conditions. We are exploring these options as we move into the clinic in Q1 of 2007," said Dr. Johansson.

According to the American Heart Association, acute cardiovascular diseases account for more that US $142 billion in direct and indirect costs in North America.

"These findings corroborate our business strategy - to develop novel compounds that help a large spectrum of patients suffering from cardiovascular diseases. Additionally we believe our pending life science partner for NexVas™ Plaque Regression technology will save considerable time to commercialization," stated Kenneth E. Lebioda Senior Vice President of Business & Market Development. Mr. Lebioda added further, "Resverlogix's platform is very well positioned to be a leader in the acute management of coronary artery disease. Evidence is mounting that RVX-208 could offer a distinct advantage in the treatment of cardiovascular disease over current technologies such as statins and other lipid regulating drugs that take months to reach full effect."

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet medical needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that address the risk of Cardiovascular Disease (CVD). Through successful research efforts, the Company has expanded its CVD platform to three programs, each addressing different targets for specific commercial markets. NexVas™ Plaque Reduction (NexVas PR), is the Company's primary program that targets ApoA-I enhancement via novel small molecules for plaque stabilization and

35003

SEC MAIL RECEIVED PROCESSING
DEC 01 2006
WASH. D.C. 186
SECTION

Form 51-102F3
Material Change Report

1. Name and Address of Company

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. Date of Material Change

November 29, 2006

3. News Release

November 29, 2006 via CCN Matthews.

4. Summary of Material Change

Resverlogix Corp. ("Resverlogix") announces that its clinical candidate, RVX-208, can rapidly increase plasma levels of ApoA-I up to 150% relative to control in animals in the first 24 hours.

5. Full Description of Material Change

Resverlogix announces that its clinical candidate, RVX-208, can rapidly increase plasma levels of ApoA-I up to 150% relative to control in animals in the first 24 hours. The significance of this study is that a fast and sustained increase of ApoA-I are believed to benefit patients suffering from acute cardiovascular complications, such as acute coronary syndrome (ACS) and post myocardial infarction (MI).

In previously announced studies, Resverlogix stated that RVX-208 substantially increased the plasma levels of ApoA-I up to 180% following 7 days treatment. Taken together, the data solidly demonstrates that in animal models RVX-208 rapidly increases the production of ApoA-I and that the large elevations of ApoA-I are sustained over time.

According to the American Heart Association, acute cardiovascular diseases account for more than $142 billion USD in direct and indirect costs in North America.

6. Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7. Omitted Information

N/A

8. Executive Officer

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. Date of Report

November 29, 2006